SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No.    )

Daré Bioscience, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23666P101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #23666P101

1	NAME OF REPORTING PERSONS Polaris Venture Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,142,961 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,142,961 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,142,961 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such are held of record by PVP III (as defined in Item 2(a) below). PVM III (as defined in Item 2(a) below), the general partner of PVP III, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM III, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 24,513,675 shares of Common Stock outstanding as of January 31, 2020, as reported on the Issuer’s Current Report on Form 8-K as filed with the United States Securities and Exchange Commission on February 5, 2020 (the “Form 8-K”).

CUSIP #23666P101

1	NAME OF REPORTING PERSONS Polaris Venture Partners Entrepreneurs’ Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 29,152 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 29,152 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,152 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such are held of record by PVPE III (as defined in Item 2(a) below). PVM III, the general partner of PVPE III, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM III, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 24,513,675 shares of Common Stock outstanding as of January 31, 2020, as reported on the Issuer’s Form 8-K.

CUSIP #23666P101

1	NAME OF REPORTING PERSONS Polaris Venture Partners Founders’ Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,760 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,760 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,760 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such are held of record by PVPFF III (as defined in Item 2(a) below). PVM III, the general partner of PVPFF III, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM III, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 24,513,675 shares of Common Stock outstanding as of January 31, 2020, as reported on the Issuer’s Form 8-K.

CUSIP #23666P101

1	NAME OF REPORTING PERSONS Polaris Venture Management Co. III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,189,873 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,189,873 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,873 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9% (2)
12	TYPE OF REPORTING PERSON OO

(1)

1,142,961 of such shares are held of record by PVP III, 29,152 of such shares are held of record by PVPE III, and 17,760 of such shares are held of record by PVPFF III. PVM III, the general partner of each of PVP III, PVPE III and PVPFF III, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM III, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 24,513,675 shares of Common Stock outstanding as of January 31, 2020, as reported on the Issuer’s Form 8-K.

CUSIP #23666P101

1	NAME OF REPORTING PERSONS Jonathan A. Flint
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,659,325 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,659,325 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,659,325 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (2)
12	TYPE OF REPORTING PERSON IN

(1)

1,142,961 of such shares are held of record by PVP III, 29,152 of such shares are held of record by PVPE III, and 17,760 of such shares are held of record by PVPFF III. PVM III, the general partner of each of PVP III, PVPE III and PVPFF III, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint (“Flint”) and Terrance G. McGuire (“McGuire”), the managing members of PVM III, may each be deemed to share voting, investment and dispositive power with respect to these securities. 140,574 of such shares are held of record by Polaris Venture Partners IV, L.P. (“PVP IV”) and 2,635 of such shares are held of record by Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. (“PVPE IV”). Polaris Venture Management Co. IV, LLC (“PVM IV”) the general partner of each of PVP IV and PVPE IV may be deemed to have voting, investment and dispositive power with respect to these securities. Flint and McGuire, the managing members of PVM IV, may each be deemed to share voting, investment and dispositive power with respect to these securities. 314,804 of such shares are held of record by Polaris Venture Partners V, L.P. (“PVP V”), 6,135 of such shares are held of record by Polaris Partners Entrepreneurs’ Fund V, L.P. (“ PVPE V”), 2,156 of such shares are held of record by Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”) and 3,148 of such shares are held of record by Polaris Venture Partners Special Founders’ Fund V, L.P. (“ PVPSFF V”). Polaris Venture Management Co. V, LLC (“ PVM V”), the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have voting, investment and dispositive power with respect to these securities. Flint and McGuire, the managing members of PVM V, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 24,513,675 shares of Common Stock outstanding as of January 31, 2020, as reported on the Issuer’s Form 8-K.

CUSIP #23666P101

1	NAME OF REPORTING PERSONS Terrance G. McGuire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,659,325 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,659,325 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,659,325 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (2)
12	TYPE OF REPORTING PERSON IN

(1)

1,142,961 of such shares are held of record by PVP III, 29,152 of such shares are held of record by PVPE III, and 17,760 of such shares are held of record by PVPFF III. PVM III, the general partner of each of PVP III, PVPE III and PVPFF III, may be deemed to have voting, investment and dispositive power with respect to these securities. Flint and McGuire, the managing members of PVM III, may each be deemed to share voting, investment and dispositive power with respect to these securities. 140,574 of such shares are held of record by PVP IV and 2,635 of such shares are held of record by PVPE IV. PVM IV the general partner of each of PVP IV and PVPE IV may be deemed to have voting, investment and dispositive power with respect to these securities. Flint and McGuire, the managing members of PVM IV, may each be deemed to share voting, investment and dispositive power with respect to these securities. 314,804 of such shares are held of record by PVP V, 6,135 of such shares are held of record by PVPE V, 2,156 of such shares are held of record by PVPFF V and 3,148 of such shares are held of record by PVPSFF V. PVM V, the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have voting, investment and dispositive power with respect to these securities. Flint and McGuire, the managing members of PVM V, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 24,513,675 shares of Common Stock outstanding as of January 31, 2020, as reported on the Issuer’s Form 8-K.

CUSIP # 23666P101

ITEM 1(A).	NAME OF ISSUER

Daré Bioscience, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

3655 Nobel Drive, Suite 260, San Diego, CA 92122

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is being filed on behalf of each of the following persons: Polaris Venture Partners III, L.P. (“PVP III”), Polaris Venture Partners Entrepreneurs’ Fund III, L.P. (“PVPE III”), Polaris Venture Partners Founders’ Fund III, L.P. (“PVPFF III”), Polaris Venture Management Co. III, L.L.C. (“PVM III”), Jonathan A. Flint (“Flint”), and Terrance G. McGuire (“McGuire”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Flint and McGuire are the sole managing members of PVM III (the sole general partner of each of PVP III, PVPE III and PVPFF III). To the extent feasible, PVPE III and PVPFF III invest alongside PVP III.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Polaris Partners

One Marina Park Drive, 10th Floor

Boston, MA 02210

ITEM 2(C).	CITIZENSHIP

PVP III, PVPE III and PVPFF III are limited partnerships organized under the laws of the State of Delaware. PVM III is a limited liability company organized under the laws of the State of Delaware.

Flint and McGuire are United States citizens.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.0001 per share

ITEM 2(E)	CUSIP NUMBER

23666P101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 24,513,675 shares of Common Stock outstanding as of January 31, 2020, as reported on the Issuer’s Current Report on Form 8-K as filed with the United States Securities and Exchange Commission on February 5, 2020.

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2019:

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

As of the date of this filing, due to dilutive events occurring after December 31, 2019, PVP III, PVPE III and PVPFF III ceased to aggregate hold more than 5% of the Issuer’s Common Stock. As such, each of PVP III, PVPE III, PVPFF III and PVM IIIshall cease to be Reporting Persons as of the date of this filing.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of PVP III, PVPE III and PVPFF III, and the limited liability company agreement of PVM III, the general and limited partners or members of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit A.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

Material to be Filed as Exhibits.

Exhibit A – Agreement regarding filing of joint Schedule 13G.

CUSIP # 23666P101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

POLARIS VENTURE PARTNERS III, L.P.
By:	Polaris Venture Management Co. III, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND III, L.P.

By:	Polaris Venture Management Co. III, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND III, L.P.

By:	Polaris Venture Management Co. III, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. III, L.L.C.

By:	*
Authorized Signatory

JONATHAN A. FLINT

By:	*
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	*
Terrance G. McGuire

*By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Attorney-in-Fact

[This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]